FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 24 Granville Square
2300-200 Granville Street
Vancouver BC V6C 1S4

Item Two - Date of Material Change

June 21, 2005

Item Three - News Release

The attached news release was issued in Vancouver, British Columbia on June 21, 2005 via CCN Matthews.

Item Four - Summary of Material Change

On June 21, 2005 NovaGold Resources Inc. (AMEX, TSX: NG) announced it has entered into an agreement with a syndicate of Canadian investment dealers (the “underwriters”), pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 5 million special warrants of the Company at a purchase price of C$10.00 per unit (approximately US$8.10 per unit), for total gross proceeds of C$50 million.

Item Five - Full Description of Material Change

On June 21, 2005 the Company announced it has entered into an agreement with the underwriters, pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 5 million special warrants of the Company at a purchase price of C$10.00 per unit (approximately US$8.10 per unit), for total gross proceeds of C$50 million. The underwriters will also have the option to purchase up to an additional 2.5 million special warrants at the issue price up to 48 hours prior to the closing of the offering. In the event that the option is exercised in its entirety, the total gross proceeds of the offering would be C$75 million.

Each special warrant is convertible, without payment of additional consideration, into a unit consisting of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of C$12.10 (approximately US$9.80) for a period of 30 months following closing. The Company has agreed to use its reasonable efforts to file a short form prospectus in Canada to qualify the common shares and warrants underlying the special warrants (the “prospectus”) as soon as possible but in any event within 41 days following closing. The special warrants will convert into common shares and warrants on the date which is the earlier of (a) one day after a receipt is obtained for the prospectus; and (b) four months after the closing of the private placement, provided that in no event may the special warrants be converted earlier than the day which is 41 days following closing.

The Company plans to use the net proceeds of this financing for the further development of the Galore Creek project, Rock Creek project and for general corporate purposes. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals and closing is expected to occur on or about July 7, 2005. In consideration for their services, the underwriters will receive a 5% cash commission and brokers warrants exercisable into the number of common shares equal to 5% of the number of special warrants sold.

The securities being offered by NovaGold have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine – Date of Report

Executed this 22nd day of June, 2005 at Vancouver, British Columbia by Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary.

AMEX, TSX Symbol: NG
NovaGold Announces C$50 Million Bought Deal Financing

21 June 2005 – Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG) NovaGold

Resources Inc. (“NovaGold” or the “Company”) has entered into an agreement with a syndicate of Canadian investment dealers (the “underwriters”), pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 5 million special warrants of the Company at a purchase price of C$10.00 per unit (approximately US$8.10 per unit), for total gross proceeds of C$50 million. The underwriters will also have the option to purchase up to an additional 2.5 million special warrants at the issue price up to 48 hours prior to the closing of the offering. In the event that the option is exercised in its entirety, the total gross proceeds of the offering would be C$75 million.

Each special warrant is convertible, without payment of additional consideration, into a unit consisting of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of C$12.10 (approximately US$9.80) for a period of 30 months following closing. The Company has agreed to use its reasonable efforts to file a short form prospectus in Canada to qualify the common shares and warrants underlying the special warrants (the “prospectus”) as soon as possible but in any event within 41 days following closing. The special warrants will convert into common shares and warrants on the date which is the earlier of (a) one day after a receipt is obtained for the prospectus; and (b) four months after the closing of the private placement, provided that in no event may the special warrants be converted earlier than the day which is 41 days following closing.

The Company plans to use the net proceeds of this financing for the further development of the Galore Creek project, Rock Creek project and for general corporate purposes. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals and closing is expected to occur on or about July 7, 2005. In consideration for their services, the underwriters will receive a 5% cash commission and brokers warrants exercisable into the number of common shares equal to 5% of the number of special warrants sold.

The securities being offered by NovaGold have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

NovaGold is a precious metals company engaged in the exploration and development of high quality mineral properties in Alaska and Western Canada.

For more information contact:
Don MacDonald, CA,	Greg Johnson, Vice President,
Senior Vice President & CFO	Corporate Communications & Strategic Development
E-mail: Don.MacDonald@NovaGold.net	E-mail: Greg.Johnson@NovaGold.net

(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the offering. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including requirements for regulatory and stock exchange approval, the need to execute a definitive underwriting agreement, the need to satisfy conditions precedent to the closing of the offer, including due diligence conditions, and NovaGold’s reliance on the underwriters’ performance of their obligations. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.